UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 26, 2026

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to the Rights of Securityholders

On May 26, 2026, Bristol Luxury Group, LLC (“BLG” or the “Consenting Stockholder”)), the largest stockholder of Common Stock, $0.01 par value, and Series A Preferred Stock, par value $0.01 (together the “Capital Stock”), of Sugarfina Corporation, a Delaware corporation (the “Company”), together with the Company’s Board of Directors (the “Board”) acted by written consent in lieu of a special meeting of stockholders to approve an amendment to the Company’s Certificate of Incorporation to designate a new class of 6% Series D Convertible Preferred Stock and to engage in an exempt offering of such shares pursuant to Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 26, 2026, BLG owned 12,500,000 shares of Common Stock giving BLG 68.84% voting power. Additionally, the Company’s CEO, Scott LaPorta holds a proxy to vote 423,593 shares of Common Stock or 2.33% voting power. BLG is owned and controlled by Paul L. Kessler and Diana Derycz-Kessler through their entities, Bristol Investment Fund Ltd. and Vendome Trust, which together own 84.54% of BLG. Mr. LaPorta owns 6.65% of BLG. Mr. Kessler and Ms. Derycz-Kessler are married and serve on the Company’s Board along with Mr. LaPorta.

Additionally, BLG owns 800,000 shares of Series A Preferred Stock, which is 100% of the issued and outstanding shares of that class. Without the consent of the holders of the Series A Preferred Stock, who are entitled to one vote per share and to vote as a separate class, the Company may not (i) increase the authorized number of shares of Series A Preferred Stock; (ii) authorize or increase the number of shares of any other class of Capital Stock or security convertible into capital stock that ranks either senior to or on parity with the Series A Preferred Stock with respect to the right to receive dividends or distributions or the Company’s assets upon liquidation, dissolution or winding up of the Company; (iii) pay any dividend on a lower ranking class of Capital Stock; (iv) effect any redemption; or (v) amend the Certificate of Incorporation in a manner adverse to holders of the Series A Preferred Stock. The Company also has the right to effectuate a redemption of the Series A Preferred Stock at any time for a cash amount equal to $10 per share plus any accrued and unpaid dividends, which accrue on a daily basis at an annual rate of 12% on the Series Issue Price of $10 per share, payable in cash, and to the extent not paid, compounded monthly, provided that such annual rate shall be 14% on the amount of any previously accrued dividends on such share, compounded monthly. No dividends on any other class of Capital Stock may be declared or paid unless, in addition to the required consent of the holders of the Series A Preferred Stock, a dividend is first or simultaneously paid to holders of the Series A Preferred Stock in an amount at least equal to the aggregate dividends accrued and not previously paid.

Summary of the Terms of the 6% Series D Convertible Preferred Stock

The Company’s Amended and Restated Certification of Incorporation has been amended to designate 25,000 shares of the remaining authorized 4,190,735 shares of Preferred Stock as 6% Series D Convertible Preferred Stock (the “Series D Preferred Stock”), par value $0.01, having a stated value of $1,000 per share (the “Stated Value”) subject to increase based on accrued but unpaid dividends. All rights of the Series D Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

Dividends

The Series D Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the Stated Value (defined above) payable at the Company’s option on the date of conversion (see below). No further dividends will accrue after conversion of the Series D Preferred Stock.

Holders of Series D Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series D Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Conversion

The Series D Preferred Stock automatically converts into Common Stock upon the Company’s registration of its Common Stock under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is traded on a U.S. securities exchange, such as the NYSE or Nasdaq (the “Going Public Date”). The Series D Preferred Stock will have a stated value of $1,000 per share, and will convert into the number of shares of Common Stock equal to the quotient of $1,000 plus any accrued and unpaid dividends, divided by the Conversion Price, which shall be $5.78, the per share price of Common Stock based on an enterprise valuation of $148 million.

Conversion of the Series D Preferred Stock will be limited to the extent that, after giving effect to the conversion, the holder (or holder and its affiliates as a group) would not beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of the Series D Preferred Stock (or upon election by a holder upon 61 days prior written notice by the holder prior to the issuance of any shares of Preferred Stock, 9.99%) (the “Conversion Limitation”), excluding (i) the number of shares of Common Stock issuable upon conversion of the remaining and unconverted Series D Preferred Stock beneficially owned by such holder, and (ii) further excluding any exercise or conversion of the unexercised or unconverted portion of any other securities issued by the Company beneficially owned by the holder.

Voting

Each share of Series D Preferred Stock is entitled to vote a number of votes equal to the number of Conversion Shares issuable on an as-converted basis subject to the Conversion Limitation defined above. Unless required otherwise by Delaware law, the Series D Preferred Stock will vote together with the Common Stock and Series A Preferred Stock as a single class.

Liquidation Preference

Until the Going Public Date, holders of the Series D Preferred Stock shall be entitled to receive out of the Company’s assets an amount equal to the Stated Value of their shares, plus any accrued and unpaid dividends, prior to the holders of Common Stock receiving any amounts upon liquidation of the Company. If the Company’s assets are not sufficient to pay the holders of Series D Preferred Stock in full, then they shall receive amounts available on a pro rata basis. After the Going Public Date, holders of the Series D Preferred Stock will be entitled to receive the same amount from the Company’s assets as if the Series D Preferred Stock were fully converted to Common Stock without regard to the Conversion Limitation, on a pari passu basis with all holders of Common Stock.

Anti-Dilution

In the event the Company grants, issues or sells any Common Stock or securities convertible into Common Stock to record holders of any class of shares of Common Stock prior to the Going Public Date, the holders of the Series D Preferred Stock will be entitled to acquire, upon similar terms, the number of shares the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the holder’s Series D Preferred stock without regard to the Conversion Limitation. In the event the holder exercises the preemptive right and would beneficially own more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the right to purchase any remaining shares would be held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

The foregoing description of the Series D Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

A description of the Company’s Capital Stock can be found in our Form 1-K, filed April 30, 2026 (Commission File No. 24R-00370), available at https://www.sec.gov/Archives/edgar/data/1824123/000110465926052298/tm2613026d1_1k.htm. For a complete description of the Company’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock, see the Company’s Conformed Certificate of Incorporation, the Company’s Bylaws, the Form of Subscription Agreement and Proxy, the Certificate of Designation of Preferences, Rights and Limitations of 6% Series B Convertible Preferred Stock, Form of 6% Series B Preferred Stock Purchase Agreement, the Form of Series B Warrant, the Certificate of Designation of Preferences, Rights and Limitations of 6% Series C Convertible Preferred Stock, Form of 6% Series C Preferred Stock Purchase Agreement, the Form of Series C Warrant, all filed as exhibits incorporated by reference with our Form 1-K, filed April 30, 2026 (Commission File No. 24R-00370), and Delaware General Corporation Law.

Item 8.	Certain Unregistered Sales of Equity Securities

On May 26, 2026, the Consenting Stockholder and the Board approved the Company’s entry into a securities purchase agreement to conduct an exempt offering of the Company’s Series D Preferred Stock in reliance on Section 4(a)(2) and Rule 506(d) of Regulation D of the Securities Act. The offering will also include a Warrant for shares of Common Stock exercisable at $5.78, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders will also be protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining 4.99% beneficial ownership of the Company’s outstanding Common Stock. The Company seeks to sell a maximum of 25,000 shares of Series D Preferred Stock and Warrants to purchase Common Stock for maximum gross proceeds of $25 million. The Company intends to use the net proceeds from this offering for inventory investments to support distribution expansion, the continued growth of Caffe Luxxe, a wholly owned subsidiary of Sugarfina Corporation, including the development of new cafe locations, digital marketing initiatives, general working capital purposes, and potential strategic acquisitions.

Copies of forms of the Securities Purchase Agreement and the Warrant are filed as Exhibits 99.2 and 99.3, respectively, to this Current Report. The above summary of such agreements and documents does not purport to be complete and is qualified in its entirety by reference thereto and is incorporated herein by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer

Date: June 3, 2026

Exhibit Index

Exhibit No.	Description

99.1	Certificate of Designation

99.2	Form of Warrant

99.3	Form of Securities Purchase Agreement